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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                           ARIAD PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   04033A 10 0
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                                 (CUSIP Number)

                                   12/31/2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages
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=====================                                       ====================
CUSIP NO. 04033A 10 0                 13G                   PAGE  2  OF  6 PAGES
=====================                                       ====================

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HARVEY J. BERGER, M.D.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]

                                                                      (b)  [ ]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
================================================================================
                              5    SOLE VOTING POWER

NUMBER OF SHARES                   886,321
                              --------------------------------------------------
BENEFICIALLY                  6    SHARED VOTING POWER

OWNED BY                           780,356
                              --------------------------------------------------
EACH                          7    SOLE DISPOSITIVE POWER

REPORTING                          886,321
                              --------------------------------------------------
PERSON WITH                   8    SHARED DISPOSITIVE POWER

                                   780,356
================================================================================
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,721,497
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.9%
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12   TYPE OF REPORTING PERSON*

     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 pages
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Item 1(a).     NAME OF ISSUER:

               ARIAD Pharmaceuticals, Inc.


Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               26 Landsdowne Street
               Cambridge, Massachusetts  02139


Item 2(a).     NAME OF PERSON FILING:

               Harvey J. Berger, M.D.


Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o ARIAD Pharmaceuticals, Inc.
               26 Landsdowne Street
               Cambridge, Massachusetts  02139

Item 2(c).     CITIZENSHIP:

               United States

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001 per share

Item 2(e).     CUSIP NUMBER:

               04033A 10 0


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.


                                Page 3 of 6 pages
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          (e)  [ ]  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.        OWNERSHIP

               As of December 31, 2002

          (a)  Amount beneficially owned:

              Amount beneficially owned: 1,721,497 which includes (i) 771,428 shares held of record by The Berger Family Trust, (ii) 8,928 shares held of record by The Wolk Family Trust, (iii)
              40,892 shares held by Wendy S. Berger, Dr. Berger's spouse, (iv) 13,928 shares held by Dr. Berger's children (v) 416,071 shares held of record by Harvey J. Berger, and (vi) 470,250 shares that underlie options granted to Dr. Berger. Harvey J. Berger and Wendy S. Berger, as co-trustees of the trusts named in clauses
              (i) and (ii) above, have the right to vote and dispose of the shares and the options held by such trusts; however, in certain circumstances, Wendy S. Berger, as co-trustee, will have sole voting power with respect to the shares held by each such trust. Dr. Berger disclaims beneficial ownership of any of the 835,176 shares held by The Berger Family Trust, The Wolk Family Trust, Wendy S. Berger and Dr. Berger's children.

          (b)  Percent of class:

               4.9%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    886,321

                                Page 4 of 6 pages
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               (ii) shared power to vote or to direct the vote:

                    780,356. In certain circumstances, Wendy S. Berger (Harvey
                    J. Berger's spouse), as co-trustee, will have sole voting power with respect to the 780,356 shares held by The Berger Family Trust and The Wolk Family Trust. Otherwise, Harvey J. Berger and Wendy S. Berger, as co-trustees, will share the power to vote the shares held by such trusts.

              (iii) sole power to dispose or to direct the disposition of:

                    886,321

               (iv) shared power to dispose or to direct the disposition of:

                    780,356

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


               Not Applicable

Item 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

Item 10.       CERTIFICATION

               Not Applicable

                                Page 5 of 6 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2003                      /s/ Harvey J. Berger, M.D.
                                             ----------------------------------
                                             Harvey J. Berger, M.D.


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